Exhibit 99.1

NEWS RELEASE

Endeavour Silver Drilling Continues to Extend High Grade Gold-Silver Mineralization in Lucero and Karina Veins at Guanajuato Mine, Mexico

Endeavour Silver Added to S&P/TSX Index Effective December 20, 2010

Vancouver, Canada – December 14, 2010 - Endeavour Silver Corp. (TSX: EDR; NYSE-Amex: EXK; DB-Frankfurt: EJD) announces that exploration drilling south of the Bolanitos mine, part of Endeavour’s Guanajuato Mines project in Guanajuato State, Mexico, continues to extend high grade gold-silver mineralization within the Lucero, Karina and related veins.

Recent drilling highlights include 249 grams per tonne (gpt) silver and 4.90 gpt gold over a 2.33 meter (m) true width (14.4 oz per ton (opT) silver equivalents, assuming 100% recoveries, over 7.6 feet) in hole LC35 within the Lucero vein; 953 gpt silver and 110 gpt gold over a 0.23 m true width (188 opT silver equivalents, assuming 100% recoveries, over 0.8 ft) in hole KA-17 within a Karina footwall vein; and 156 gpt silver and 7.73 gpt gold over a 3.29 m true width (15.8 opT silver equivalents, assuming 100% recoveries, over 10.8 ft) in hole KA-18 within the Karina vein (silver equivalents based on 50:1 silver:gold ratio).

A plan map and longitudinal sections for these drill holes can be found on the Endeavour website:
http://www.edrsilver.com/s/maps.asp

RECENT LUCERO, KARINA, FERNANDA AND DANIELA DRILL RESULTS

Hole	Vein	From	Core Length	True Width	Ag	Au
		(m)	(m)	(m)	(g/t)	(g/t)
LC-35	Lucero Vein	218.90	3.30	2.33	249	4.90
	Including	220.65	0.55	0.39	659	12.05
KA-15	Karina Vein	72.00	1.40	1.32	218	1.93
	Fernanda Vein	83.90	0.65	0.27	177	3.87
	Vein	100.35	1.20	1.13	133	5.28
	Vein	146.80	0.30	0.17	48	22.60
	Vein	151.35	0.95	0.61	349	49.60
	Daniela Vein	154.70	9.10	8.50	179	7.14
	Including	154.70	2.40	2.10	178	19.53
	Vein	168.70	1.70	1.49	253	12.13
	Vein	172.90	0.75	0.57	233	5.05
KA-17	Vein	146.15	0.30	0.23	953	110.00
	Vein	199.35	0.25	0.18	267	11.30
KA-18	Karina Vein	90.50	4.30	3.29	156	7.73
	Including	94.15	0.65	0.50	177	21.00
KA-19	Karina Vein	163.90	2.55	1.64	533	4.33
	Vein	209.75	2.15	1.55	157	0.25
KA-20	Karina Vein	113.05	8.10	4.65	98	2.52
KA-21	Karina Vein	140.00	9.75	5.59	121	3.82
	Including	148.35	0.65	0.37	340	14.95

Bradford Cooke, Chairman and CEO of Endeavour, commented: “Exploration drilling at Guanajuato continues to extend our recent high grade gold-silver discoveries within the Lucero, Karina, Fernanda and Daniela veins, as well as some of the many narrower but higher grade veins found in the footwall rocks to these main veins.  Three drill rigs continue to work at delineating the extents of our new finds, and we still have multiple drill targets yet to test. As a result of our recent exploration successes, management is considering a major mine and plant expansion for Guanajuato in 2011.”

Barry Devlin, M.Sc., P. Geo., Vice President Exploration, is the Qualified Person who reviewed this news release and supervised the drilling program at Guanajuato. A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results. All samples are split at the Guanajuato field office and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis. Gold and silver are determined by fire assay with an atomic absorption (AA) finish and lead, zinc and copper are determined by AA.

Endeavour Silver Corp. is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted five consecutive years of growing silver production and resources. The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition and exploration programs should help Endeavour achieve its goal to become the next premier mid-tier silver mining company.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford Cooke"

BRADFORD COOKE
Chairman and Chief Executive Officer

For more information, please contact Hugh Clarke at Toll free:  877-685-9775, tel:  (604) 685-9775, fax:  (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2010 and 2011, silver and gold production, and timing and expenditures to develop new silver mines and mineralized zones. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.